Exhibit 12.1

Ratio of Earnings to Combined Fixed Charges and Preference Dividends (unaudited)

	Six Months Ended
	June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007

Ratio of earnings to combined fixed charges and preferred stock dividends:

Including Interest on Deposits	1.14	1.05	1.08	1.14	1.12	1.11	1.25
Excluding Interest on Deposits	1.88	1.31	1.48	1.91	1.72	1.62	2.82

Ratio of earnings to combined fixed charges and preferred stock dividends including interest on deposits:
Income before income taxes	$3,748	$2,083	$5,147	$7,522	$6,252	$4,401	$10,496
Fixed charges	17,911	17,587	35,324	36,943	34,851	37,568	41,265
Pre-tax earnings to cover preferred dividends	(1,202)	(1,202)	(2,404)	(2,196)	(1,984)	(142)	-
	$20,457	$18,468	$38,067	$42,269	$39,119	$41,827	$51,761
Fixed charges:
Interest expense	$16,709	$16,385	$32,920	$34,747	$32,867	$37,426	$41,265
Pre-tax earnings to cover preferred dividends	1,202	1,202	2,404	2,196	1,984	142	-
	$17,911	$17,587	$35,324	$36,943	$34,851	$37,568	$41,265

Ratio of earnings to fixed charges and preferred dividends	1.14	1.05	1.08	1.14	1.12	1.11	1.25

Ratio of earnings to combined fixed charges and preferred stock dividends excluding interest on deposits:
Income before income taxes	$3,748	$2,083	$5,147	$7,522	$6,252	$4,401	$10,496
Fixed charges	$2,906	$2,846	$5,769	$5,867	$5,953	$6,852	$5,762
Pre-tax earnings to cover preferred dividends	(1,202)	(1,202)	(2,404)	(2,196)	(1,984)	(142)	-
	$5,452	$3,727	$8,512	$11,193	$10,221	$11,111	$16,258
Fixed charges:
Interest expense	$16,709	$16,385	$32,920	$34,747	$32,867	$37,426	$41,265
Pre-tax earnings to cover preferred dividends	1,202	1,202	2,404	2,196	1,984	142	-
Less interest on deposits	(15,005)	(14,741)	(29,555)	(31,076)	(28,898)	(30,716)	(35,503)
	$2,906	$2,846	$5,769	$5,867	$5,953	$6,852	$5,762

Ratio of earnings to fixed charges and preferred dividends	1.88	1.31	1.48	1.91	1.72	1.62	2.82